EXHIBIT 21.1

SUBSIDIARIES OF EVERYWARE GLOBAL, INC.

Subsidiary Legal Name	State or Country of Incorporation
Anchor Hocking, LLC	Delaware
Anchor Hocking, Canada, Inc.	Canada
Buffalo China, Inc.	New York
Ceramica de Juarez, SA de CV	Mexico
Delco International, Ltd.	New York
Kenwood Silver Company, Inc.	New York
OCI, Inc.	Cayman Islands
Oneida Food Service, Inc.	New York
Oneida (Guangzhou) Foodservice Co. Ltd.	China
Oneida International Inc.	Delaware
Oneida International Limited	United Kingdom
Oneida Italy S.r.l.	Italy
Oneida Ltd.	Delaware
Oneida, S.A. de C.V.	Mexico
Oneida Silversmiths Inc.	New York
Oneida U.K. Limited	United Kingdom
Sakura, Inc.	New York
THC Systems, Inc.	New York
Universal TableTop, Inc.	Delaware